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Consent of Independent Accounting Firm

National Property REIT Corp.
New York, New York

We hereby consent to the inclusion of our report dated August 18, 2016, relating to the combined consolidated financial statements of National Property REIT Corp. appearing in the Prospectus Supplement of Prospect Capital Corporation, dated September 1, 2016.

BDO USA, LLP

September 1, 2016